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                                                                  Exhibit 2(iii)

                                   TERM SHEET

    (Tice Technology, Inc. Acquisition of Atmospheric Glow Technologies, LLC)
                                  July 3, 2002

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1)   Acquisition. Atmospheric Glow Technologies, LLC, a Tennessee Limited
     Liability Company ("A-GTech") will transfer all of its non-cash assets and intellectual property to Tice Technology, Inc., a Delaware corporation ("Tice"), in exchange for stock of Tice in a transaction qualifying under
     Section 351 of the Internal Revenue Code of 1986, as amended, provided however, if and to the extent A-GTech has cash on hand in excess of $25,000 at closing, A-GTech agrees to transfer its cash in excess of $25,000 to Tice as a part of this transaction. A-GTech.

2) Assumption of Liabilities. Tice shall assume the liabilities of A-GTech listed on Exhibit "A" to this Term Sheet.

3) Assignment of Contracts. If the consent or approval of any third party is required for Tice to assume any of A-GTech's contract rights, then A-GTech shall obtain the consent or approval of any such party for the assignment of such contract.

4) Purchase Price. Tice shall issue to A-GTech a total of 87,456,629 of Tice's Common Shares and 500,000 of Tice's Class B Common Shares, further described in Section 8 hereof (the "Acquired Shares"), and will advance $1,500,000 in cash prior to the Closing (as defined below) to allow A-GTech to fulfill a stock redemption and acquisition agreement with A3 Technologies, Inc. ("A3") and its shareholders, as consideration for A-GTech's assets pursuant to this asset acquisition.

5) Restriction of Transferability. A-GTech shall not transfer or assign the Acquired Shares for a period of 12 months following the Closing or as otherwise prohibited by applicable federal and state securities laws (the "Restriction Period"). However, the Acquired Shares may be distributed to A-GTech's members in the event that A-GTech dissolves.

6) Piggyback Registration Rights. Beginning at the end of the Restriction Period and continuing for additional twelve months, Mike Atkins and Pat Martin (up to 18 million shares) and A-GTech (as to all of its shares) shall have piggyback registration rights as permitted under applicable federal and state securities laws. Tice shall have no obligation to begin or complete a registration of its securities.

7) Conversion of Class B Common Shares. At the Closing, Pat Martin agrees to convert all but 250,000 of his Tice Class B Common Shares to Tice Common Shares.

8) Issuance of Class B Common Shares. At the Closing, Tice shall issue a total of 500,000 Class B Common Shares, to A-GTech. Additionally, Mr. Martin, the holder

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     of 250,000 Class B Common Shares agrees to approve the issuance of the
     Class B Common Shares described in this section as required by Tice's Certificate of Incorporation. Mr. Martin and A-GTech agree to enter into a voting agreement that will require Mr. Martin to vote his Class B Common Shares to elect one designee of A-GTech to the Tice Board of Directors during the three years subsequent to the Closing. A-GTech agrees to appoint Kimberly Kelly-Wintenberg and Thomas Reddoch as two of their 5 designees to the board during this three-year period.

9) Post Closing Board of Directors. In conjunction with the transactions contemplated hereby, Tice's Board of Directors shall adopt a resolution increasing the number of directors to nine, of which six directors will be elected by the holder(s) of Class B Common Shares and three directors will be elected by the holder(s) of Common Shares.

10) Tice Private Placement. Tice shall complete a private placement, prior to or simultaneously with the Closing, of a minimum of $6,500,000 of cash, some of which may be the conversion of currently outstanding Tice debt into Common Shares (the "Private Placement"). In conjunction with the Private Placement, Tice shall not issue more than 115,000,000 Common Shares.

11) Lanrick Option: The Lanrick Group, owned by Pat Martin, or its assignees, shall have the right to invest an additional $500,000 in Tice for period of three years from the Closing, such investment being in exchange for Tice Common Shares at a purchase price of $0.07 per share.

12) Divestiture of Certain Assets. Prior to Closing and as soon as practical, Tice shall sell, transfer or assign all assets, stock or any ownership interest of any type, and extinguish all liabilities, guarantees or obligations of any type, associated with its ownership and acquisition of LandOak Company, Inc, and MidSouth Sign Company, Inc. unless otherwise agreed by A-GTech prior to the Closing.

13) No Additional Acquisitions. Tice shall not acquire, enter into a contract to acquire or enter into negotiations to acquire, any other business or company prior to the Closing, without the consent of A-GTech.

14) License Agreement with Brother. Tice shall not sell, transfer or assign any right, contract, license, royalty or other agreement, that entitles it to receive royalties, commissions, license payments, fees or other consideration for the use of any of Tice intellectual property (including all patents and other intellectual property or process of any type) by Brother Industries, Ltd.

15) Name Change. Subsequent to or in conjunction with the Closing, Tice will change its name to a name more reflective of the new line of business acquired from A-GTech.

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16)  Employment Agreements. Prior to Closing and effective upon Closing, Tice shall enter into employment, non-compete, non-solicitation, non-raid and confidentiality agreements with key employees of A-GTech (the "Employment Agreements").

17) Termination of Tice's Employees. Prior to Closing, Tice shall terminate all of its employees and extinguish any liability under any employment agreement with any terminated employee, except as approved by A-GTech.

18) UTRC Approval. A-GTech shall obtain the approval of the University of Tennessee Research Corporation ("UTRC") to the transactions contemplated hereby, if required or considered prudent by Tice.

19) Restriction on William A. Tice Sale of Stock. Tice has entered into an agreement with William A. Tice, which is hereby approved by A-GTech, that restricts Mr. Tice's ability to sell Tice stock in the marketplace.

20) Bridge Funding. Tice shall provide A-GTech with $50,000 on July 15, 2002, and an additional $50,000 each 30 days until the Closing (the "Bridge Funding"). It is acknowledged that Tice has advanced A-GTech a total of $283,000 as of June 30, 2002. Additionally, $1,500,000 of cash is to be advanced prior to the Closing to allow A-GTech fulfill a stock redemption and acquisition agreement with A3 Technologies, Inc and its shareholders.

21) Testing Equipment. Prior to July 31, 2002 Tice shall obtain or arrange financing for A-GTech to acquire testing equipment costing $225,000.

22) TCRD Funding of the Testing Equipment. If the Tennessee Center for Research and Development ("TCRD") funds the testing equipment contemplated by
     Section 21, then TCRD shall have the right to invest in the early round of the Private Placement described in Section 10. TCRD shall have the right to convert its Promissory Note (up to the lesser of the outstanding balance as of the date of Closing or $225,000) into shares of Tice valued at seven cents ($0.07) per share, but only in the event TCRD provides written notice to Tice of its desire to convert its debt to stock prior to August 1, 2002. The conversion, if any, shall be effective at Closing. The conversion right shall be non-assignable.

23) Due Diligence. Each party shall be permitted to engage in due diligence to its sole satisfaction, and require the delivery of such documents and other items as may be reasonably necessary to complete such due diligence, as follows:

     a) A-GTech shall:
        i) permit Tice to inspect all books, records, contracts, leases and other documents and items as may be reasonably necessary for Tice to complete its due diligence (provided that A-GTech shall only be required to make such items available during regular hours of business operations); and

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        ii) deliver all regularly prepared financial statements to Tice as soon as such statements are available.

     b) Tice shall:
        i) permit A-GTech to inspect all books, records, contracts, leases and other documents and items as may be reasonably necessary for A-GTech to complete its due diligence (provided that Tice shall only be required to make such items available during regular hours of business operations); and
        ii) deliver audited financial statements for the fiscal year ending March 31, 2002, as soon as possible (but no later than the Closing). With regard to the audit, Tice agrees that:
            (1) the auditor shall be engaged to search for contingencies and unrecorded liabilities as part of the audit;
            (2) A-GTech shall agree upon the audit procedures to be utilized;
                and
            (3) A-GTech shall approve the form of engagement letter and the accounting firm engaged to perform the audit, if other than Coulter & Justice.

24) Warranties and Representations by A-GTech. A-GTech shall warrant and represent to Tice at the time of Closing:
    a) that director, governor and/or member approval for the transactions contemplated hereby to the extent required has been obtained;
    b) that there has been no material adverse change in A-GTech's financial position or operations prior to Closing; and
    c) such other warranties and representations as are customary for transactions of this size and type.

25) Warranties and Representations by Tice. Tice shall warrant and represent to A-GTech at the time of Closing:
    a) that director and/or shareholder approval for the transactions contemplated hereby to the extent required has been obtained;
    b) that, except for the divestitures which are described herein and of which A-GTech is aware, there has been no material adverse change in Tice's financial position or operations prior to Closing;
    c) that there will be no more than 255,000,000 of Tice Common Shares issued and outstanding immediately subsequent to the Closing;
    d) that there will be 400,000,000 Tice Common Shares authorized immediately subsequent to the Closing;
    e) that there will be 750,000 of Tice Class B Common Shares issued and outstanding immediately subsequent to the Closing;
    f) that there are no agreements, except as otherwise disclosed, to issue any additional shares of Tice stock or other security other than those agreements specifically contemplated by the transactions contemplated by this Term Sheet
    g) that it has net current assets including at least $5,000,000 in cash, advances to A-GTech and cash equivalents;

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     h)   that it has a net operating loss carry forward of at least $4,000,000, which can be used to offset any future income or capital gains of Tice, assuming no change in existing law;
     i) that it has a Federal income tax credit of at least $100,000 available to offset any future income or capital gains of Tice, assuming no change in existing law;
     j) that Tice has no liabilities except for those expressly approved by A-GTech and listed on Exhibit "B";
     k) that Tice is not involved in any litigation, and that Tice does not know of any potential litigation against it, as of the Closing;
     l) that all requirements under applicable federal and state securities laws have been fully satisfied, including, but not limited to, Tice's compliance with all required filings with the Securities and Exchange Commission;
     m) all other standard representations and warranties regarding compliance with federal and state securities laws;
     n) that Tice has no contingent liabilities that have not been disclosed, in writing, to A-GTech and listed on Exhibit "B";
     o) such other warranties and representations as are customary for transactions of this size and type; and
     p) all third party indemnifications of Tice and guarantees of Tice's obligations (until paid) will remain in effect.

26) Indemnification. Each party shall indemnify the other at the Closing as follows:

     a)   A-GTech shall indemnify and hold Tice harmless from:
          i) any and all liabilities incurred which do not arise out of its ordinary course of business, liabilities incurred in the ordinary course of business exceeding a total of $ 50,000 or which are not incurred in the ordinary course of business and which are not disclosed on Exhibit "A";
          ii) any and all liabilities arising from any negligent or fraudulent act on the part of A-GTech; and
          iii) such other items as are customary in transactions of this size and type.

     b)   Tice shall indemnify and hold A-GTech harmless from:
          i) any and all liabilities incurred which do not arise out of its ordinary course of business, liabilities incurred in the ordinary course of business exceeding a total of $50,000 or which are not incurred in the ordinary course of business and which are not disclosed on Exhibit "B";
          ii) any and all liabilities arising from any negligent or fraudulent act on the part of Tice; and
          iii) such other items as are customary in transactions of this size and type.

27) Federal, State and Regulatory Approval. Each party shall use its best efforts to obtain all necessary federal, state and regulatory approval for the transactions contemplated hereby.

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28)  Closing. The closing of the transactions contemplated hereby shall take place by September 30, 2002, in Knoxville, Tennessee (the "Closing"). The Closing shall, in no event, take place later than December 31, 2002, unless otherwise agreed in writing by the parties.

29) Closing Documents. A-GTech and Tice will enter into an Agreement to transfer assets and other documents necessary to consummate the transactions contemplated by this Term Sheet (the "Closing Documents"), pursuant to which each party thereto will make various representations and warranties as well as covenants described herein and which are typical for asset purchases and which are not described herein. The Closing Documents shall be prepared by Tice's counsel, and shall be circulated to A-GTech as soon as possible for its review and comments. The Closing Documents shall be reasonably approved by the parties.

30) Failure to Close. If this transaction fails to close for any reason, then the Bridge Funding, the funds advanced to date by Tice to A-GTech and the $1,500,000, if paid, shall be either repaid or converted into an ownership interest in A-GTech based on a pre-money value of A-GTech of $5,000,000, solely at the option of Tice.

31) Public Disclosure. Information regarding the transactions contemplated hereby may be disclosed by Tice and A-GTech to their respective boards, members, shareholders, creditors, senior management personnel and legal, accounting and financial advisors on a "need to know" basis only. If Tice in good faith makes a determination that Tice should publicly disclose information about the contemplated transactions under federal securities laws, Tice need not seek permission from A-GTech for such disclosure. In addition, to avoid any potential conflict of interest situations, full disclosure of Mr. Tom Reddoch's (a director of Tice) involvement in both Tice and A-GTech will be fully disclosed.

32) Confidentiality. Unless and until the proposed transactions are consummated, neither party shall disclose, and shall cause its directors, officers, governors, members, shareholders, employees, agents and advisors not to disclose, without the disclosing party's consent, any Confidential Information obtained from the other party in the course of such investigations, except as may be required by law or as described in Section 32 hereof. "Confidential information" means any information about a party, its assets or business clearly marked "confidential" or identified in writing as such to a party by the disclosing party upon disclosure, unless
     (a) such information is already known to the receiving party or its representatives or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of the receiving party or its representatives, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the contemplated transactions, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. The existence and terms of this Term Sheet and the proposed transactions shall be considered Confidential Information.

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33)  Exclusivity. If this proposal is accepted, Tice expects to devote significant time and expense pursuing the proposed transactions. Therefore, until the transactions proposed in this letter are consummated or until they are abandoned, A-GTech and its owners agree that they, either directly or through a representative or agent, will not solicit or negotiate any offers or proposals from any party (other than Tice) for the sale of any of A-GTech assets (other than sales in the ordinary course of business) or for the sale of any ownership interest in A-GTech or merger or consolidation of A-GTech with or into another entity unrelated to Tice. However, this provision shall not prevent A-GTech from entering into agreements, forming joint ventures and entering into strategic alliances in furtherance of A-GTech's business plan, with approval by Tice which shall not be unreasonably withheld. A-GTech will immediately notify Tice regarding any contact between A-GTech or its owners, representatives or agents regarding any such offer or proposal or related inquiry.

34) Binding Effect. Except as expressly provided below, this is a non-binding expression of the terms and conditions under which Tice is willing to acquire the assets of A-GTech, and nothing in this Term Sheet shall be construed to obligate Tice to purchase the assets or provide funds to A-GTech. If this Term Sheet is accepted by both A-GTech and Tice by July 1, 2002, such acceptance shall signify an intent by each of them to negotiate in good faith a comprehensive Asset Purchase Agreement which agreement will incorporate both the terms and provisions stated in this Term Sheet as well as terms and provisions not stated in this Term Sheet, but which would customarily be included in an asset purchase agreement for a transaction of this scope and complexity. Sections 1 through 29 of this Term Sheet do not create, and are not intended to create, any binding legal or contractual obligations on the part of either Tice or A-GTech, but are intended to merely reflect the intention of the parties to negotiate in good faith for the preparation, execution and delivery of the Closing Documents. Sections 30 through 35 of this letter are intended to create binding legal and contractual obligations upon the parties with respect to the matters undertaken pursuant thereto, and upon the breach by a party of its obligations under any of Sections 30 through 35 in any material respect, the injured party shall have such rights and remedies with respect thereto as are available generally for breach of contract.

35) Governing Law. The interpretation and enforceability of this Term Sheet shall be governed by the laws of the State of Tennessee.

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This Term Sheet is agreed to and accepted as of this 3rd day of July 2002.

Atmospheric Glow Technologies, LLC           Tice Technology, Inc.

By:   /s/ Kimberly Kelly-Wintenberg          By:  /s / Charles R. West
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Kimberly Kelly-Wintenberg                    Charles R. West
Chief Manager                                President and CEO

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